UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the three and nine months ended September 30, 2024

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40- F ◻

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited interim condensed consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023.

This Report is hereby incorporated by reference into the following registration statements of the Company:

●	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

●	Registration Statement on Form F-3 (Registration No. 333-267260) filed with the U.S. Securities and Exchange Commission on September 2, 2022;

●	Registration Statement on Form F-3 (Registration No. 333-281870) filed with the U.S. Securities and Exchange Commission on August 30, 2024; and

●	Registration Statement on Form S-8 (Registration No. 333-281879) filed with the U.S. Securities and Exchange Commission on August 30, 2024.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this report include, among others, statements regarding: future operating results; the outcome of the Company’s strategies and implementation of the Company’s Energy Transition Plan; fleet expansion and vessel and business acquisitions; future drydocking days, drydocking expenses and anticipated installations of scrubbers; sufficiency of liquidity and capital resources; anticipated funds and sources of financing for liquidity needs; the Company’s expectations regarding covenants in financing arrangements; the Company’s expectations regarding foreign exchange risk and credit risks; the Company’s expectations regarding the risk and potential effects of inflation; the Company’s leadership transition; the potential effect of geopolitical conflicts, including the Russia-Ukraine war, the Israel-Hamas war and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; share-based compensation; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war (including related sanctions and import bans) or the Israel-Hamas war; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements and the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or with anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the fourth quarter of 2024 in the spot market; new or revised accounting pronouncements; general domestic and international political conditions;  potential disruption of shipping routes due to accidents, piracy or other events; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2023, for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 6, 2024	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
President and Chief Financial Officer

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes contained in this Report on Form 6-K (this “Report”) and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023. The unaudited interim condensed consolidated financial statements included in this Report have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements (“U.S. GAAP”) and are presented in U.S. dollars as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of Medium Range (“MR”) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (“dwt”). We provide through our modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. As of September 30, 2024, we had in operation 26 vessels (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 dwt to 49,999 dwt (16 Eco-Design and four Eco-Mod) and six Eco-Design (IMO 2 product / chemical tankers) ranging from 25,000 dwt to 37,800 dwt.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes continuing to build our fleet with Eco-design newbuilds or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity. We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”). The information in our ETP is not incorporated by reference into this Report.

We are an integrated shipping company. All of our 22 owned vessels are technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us. We have a resolute focus on both high-quality service and efficient operations, and we believe that our expenses are very competitive with those of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders and chemical companies. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of September 30, 2024, our fleet consisted of the following 22 owned vessels, excluding four chartered-in vessels.

Vessel Name	Type	dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-17	S. Korea	SG	Eco-Design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	S. Korea	MI	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	S. Korea	MI	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	S. Korea	MI	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	S. Korea	MI	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	S. Korea	MI	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	S. Korea	MI	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	S. Korea	MI	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	S. Korea	MI	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	S. Korea	MI	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	S. Korea	MI	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	S. Korea	MI	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	S. Korea	MI	Eco-Design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	S. Korea	MI	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-Design
Total		973,181

SIGNIFICANT DEVELOPMENTS

Leadership Transition

As previously announced on July 8, 2024, Founder and CEO Anthony Gurnee retired from his executive and board positions effective September 16, 2024. The Board of Directors appointed current executive and Chief Commercial Officer Gernot Ruppelt as the Company's new CEO, and expanded current CFO Bart Kelleher's position to take on the additional role of President.  The leadership transition took effect at the Company's quarterly Board meeting on September 16, 2024.

Capital Allocation Policy, Including Dividends

Consistent with our variable dividend policy of paying out dividends on our shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends, our Board of Directors declared a cash dividend on November 6, 2024, of $0.18 per common share for the quarter ended September 30, 2024. The dividend will be paid on December 13, 2024, to all shareholders of record on November 29, 2024.

Geopolitical Conflict

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area.

As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for our services.

Please see “Item 3. Key Information--Risk Factors” in our Annual Report on Form 20-F for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects. We use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our condensed statements of operations and report voyage expenses separately. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable, as TCE provides meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it allows Ardmore to evaluate its revenue on a consistent basis, regardless of whether Ardmore chooses to employ its vessels on voyage charters or time charters. Our calculation of TCE may not be comparable to that reported by other companies. Net revenues, a non-GAAP financial measure, represents revenues less voyage expenses. Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Statements of Operations for the Three Months Ended September 30, 2024 and September 30, 2023

The following table presents our operating results for the three months ended September 30, 2024 and September 30, 2023.

	Three Months Ended
In thousands of U.S. Dollars	September 30, 2024	September 30, 2023	Variance	Variance (%)
Revenue, net	$96,118	86,940	9,178	11%

Voyage expenses	(34,574)	(30,640)	(3,934)	(13%)
Vessel operating expenses	(13,970)	(14,427)	457	3%
Time charter-in
Operating expense component	(3,082)	(2,115)	(967)	(46%)
Vessel lease expense component	(2,835)	(1,946)	(889)	(46%)
Depreciation	(7,833)	(6,928)	(905)	(13%)
Amortization of deferred drydock expenditures	(997)	(733)	(264)	(36%)
General and administrative expenses
Corporate	(6,274)	(5,081)	(1,193)	(23%)
Commercial and chartering	(1,212)	(1,087)	(125)	(11%)
Unrealized losses on derivatives	(26)	—	(26)	0%
Interest expense and finance costs	(1,103)	(2,998)	1,895	63%
Interest income	226	418	(192)	(46%)
Net Income before taxes	24,438	21,403	3,035	14%
Income tax	(74)	(50)	(24)	(48%)
Loss from equity method investments	(220)	(150)	(70)	(47%)
Net Income	$24,144	21,203	2,941	14%
Preferred dividends	(857)	(857)	—	0%
Net Income attributable to common stockholders	$23,287	20,346	2,941	14%

Revenue. Revenue for the three months ended September 30, 2024, was $96.1 million, an increase of $9.2 million from $86.9 million for the three months ended September 30, 2023. Our average number of operating vessels was 26.0 for the three months ended September 30, 2024, consistent with 26.0 for the three months ended September 30, 2023.

We had 2,279 spot revenue days for the three months ended September 30, 2024, as compared to 2,185 for the three months ended September 30, 2023. We had 25 vessels employed directly in the spot market as of September 30, 2024 compared with 26 vessels as of September 30, 2023. Increases in spot rates during the three months ended September 30, 2024 resulted in an increase in revenue of $2.7 million, while the increase in spot revenue days resulted in an increase in revenue of $3.7 million for the three months ended September 30, 2024, as compared to the three months ended September 30, 2023.

We had one product tanker employed under time charter as of September 30, 2024 compared to none as of September 30, 2023. We had 92 revenue days derived from time charters for the three months ended September 30, 2024, as compared to none for the three months ended September 30, 2023. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $2.8 million for the three months ended September 30, 2024.

Voyage Expenses. Voyage expenses were $34.6 million for the three months ended September 30, 2024, an increase of $4.0 million from $30.6 million for the three months ended September 30, 2023. The net increase is primarily due to a $2.3 million increase in port, agency and broker commission costs, and a $1.7 million increase from higher bunker consumption.

TCE Rate. The average TCE rate for our fleet was $26,628 per day for the three months ended September 30, 2024, an increase of $281 per day from $26,347 per day for the three months ended September 30, 2023. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $14.0 million for the three months ended September 30, 2024, a decrease of $0.4 million from $14.4 million for the three months ended September 30, 2023. The decrease reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $5.9 million for the three months ended September 30, 2024, an increase of $1.8 million from $4.1 million for the three months ended September 30, 2023. This increase is as a result of higher charter hire rates during the three months ended September 30, 2024 compared to the three months ended September 30, 2023. Total charter hire expenses in the third quarter of 2024 were comprised of an operating expense component of $3.1 million and a vessel lease expense component of $2.8 million.

Depreciation. Depreciation expense for the three months ended September 30, 2024 was $7.8 million, an increase of $0.9 million from $6.9 million for the three months ended September 30, 2023. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024 and the installation of ballast water treatment and scrubber systems on several vessels during their most recent drydock cycle.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2024 was $1.0 million, an increase of $0.3 million from $0.7 million for the three months ended September 30, 2023. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2024 were $6.3 million, an increase of $1.2 million from $5.1 million for the three months ended September 30, 2023. This increase was primarily due to one-time expenses associated with the leadership transition during the three months ended September 2024 compared to the three months ended September 30, 2023.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2024 were $1.2 million, generally consistent with $1.1 million for the three months ended September 30, 2023.

Unrealized losses on Derivatives. We had an insignificant amount of unrealized losses on derivatives for the three months ended September 30, 2024, as compared to no unrealized gains or losses for the three months ended September 30, 2023.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2024 were $1.1 million, a decrease of $1.9 million from $3.0 million for the three months ended September 30, 2023. The decrease in costs was due to the reduction of the average outstanding balance due to the conversion of our term loan into a fully revolving facility, with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023, and the remaining 50% being converted during the three months ended March 31, 2024. The current flexibility of our revolving facilities, with only $22.5 million drawn down as of September 30, 2024, has minimized the impact on the Company of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended September 30, 2024 was $0.3 million, consistent with $0.3 million for the three months ended September 30, 2023.

Statement of Operations for the Nine Months Ended September 30, 2024 and September 30, 2023

The following table presents our operating results for the nine months ended September 30, 2024 and September 30, 2023.

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2024	September 30, 2023	Variance	Variance (%)
Revenue, net	$323,745	297,099	26,646	9%

Voyage expenses	(99,842)	(98,735)	(1,107)	(1%)
Vessel operating expenses	(45,114)	(44,622)	(492)	(1%)
Time charter-in
Operating expense component	(8,812)	(7,229)	(1,583)	(22%)
Vessel lease expense component	(8,109)	(6,652)	(1,457)	(22%)
Depreciation	(22,414)	(20,683)	(1,731)	(8%)
Amortization of deferred drydock expenditures	(2,692)	(2,635)	(57)	(2%)
General and administrative expenses
Corporate	(16,648)	(14,902)	(1,746)	(12%)
Commercial and chartering	(3,296)	(3,310)	14	0%
Gain on vessel sold	12,322	—	12,322	100%
Unrealized losses on derivatives	(26)	(31)	5	16%
Interest expense and finance costs	(5,673)	(8,687)	3,014	35%
Gain on extinguishment	1,432	—	1,432	100%
Interest income	1,382	1,263	119	9%
Income before taxes	126,255	90,876	35,379	39%
Income tax	(203)	(347)	144	41%
Gain / (loss) from equity method investments	19	(730)	749	103%
Net Income	$126,071	89,799	36,272	40%
Preferred dividends	(2,552)	(2,543)	(9)	(0%)
Net Income attributable to common stockholders	$123,519	87,256	36,263	42%

Revenue. Revenue for the nine months ended September 30, 2024, was $323.7 million, an increase of $26.6 million from $297.1 million for the nine months ended September 30, 2023. Our average number of operating vessels was 26.0 for the nine months ended September 30, 2024, as compared to 26.2 for the nine months ended September 30, 2023.

We had 6,586 spot revenue days for the nine months ended September 30, 2024, as compared to 6,866 for the nine months ended September 30, 2023. We had 25 vessels employed directly in the spot market as of September 30, 2024 compared with 26 vessels as of September 30, 2023. Increases in spot rates during the nine months ended September 30, 2024 resulted in an increase in revenue of $27.6 million; however, the decrease in spot revenue days resulted in a decrease in revenue of $12.1 million for the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023.

We had one product tanker employed under time charter as of September 30, 2024 compared to none as of September 30, 2023. We had 307 revenue days derived from time charters for the nine months ended September 30, 2024, as compared to none for the nine months ended September 30, 2023. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $11.1 million for the nine months ended September 30, 2024.

Voyage Expenses. Voyage expenses were $99.8 million for the nine months ended September 30, 2024, an increase of $1.1 million from $98.7 million for the nine months ended September 30, 2023. The net increase included a $3.5 million increase in port, agency and broker commission costs, partially offset by a $2.4 million decrease from lower bunker prices.

TCE Rate. The average TCE rate for our fleet was $32,821 per day for the nine months ended September 30, 2024, an increase of $3,707 per day from $29,114 per day for the nine months ended September 30, 2023. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $45.1 million for the nine months ended September 30, 2024, an increase of $0.5 million from $44.6 million for the nine months ended September 30, 2023. The increase reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $16.9 million for the nine months ended September 30, 2024, an increase of $3.0 million from $13.9 million for the nine months ended September 30, 2023. This increase is as a result of higher charter hire rates during the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. Total charter hire expenses for the nine months ended September 30, 2024 were comprised of an operating expense component of $8.8 million and a vessel lease expense component of $8.1 million.

Depreciation. Depreciation expense for the nine months ended September 30, 2024 was $22.4 million, an increase of $1.7 million from $20.7 million for the nine months ended September 30, 2023. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024, and the installation of ballast water treatment and scrubber systems on several vessels during their most recent drydock cycle.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the nine months ended September 30, 2024 was $2.7 million, an increase of $0.1 million from $2.6 million for the nine months ended September 30, 2023. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the nine months ended September 30, 2024 were $16.6 million, an increase of $1.7 million from $14.9 million for the nine months ended September 30, 2023. This increase was primarily due to one-time expenses associated with the leadership transition during the nine months ended September 2024 compared to the nine months ended September 30, 2023

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the nine months ended September 30, 2024 were $3.3 million, generally consistent with $3.3 million for the nine months ended September 30, 2023.

Gain on Vessel Sold. Gain on vessel sold for the nine months ended September 30, 2024 was $12.3 million, compared to $0 for the nine months ended September 30, 2023. This relates to the sale of the Ardmore Seafarer in April 2024.

Unrealized losses on Derivatives. We had an insignificant amount of unrealized losses on derivatives for the nine months ended September 30, 2024, as compared to no unrealized gains or losses for the nine months ended September 30, 2023.

Interest Expense and Finance Costs. Interest expense and finance costs for the nine months ended September 30, 2024 were $5.7 million, a decrease of $3.0 million from $8.7 million for the nine months ended September 30, 2023. The decrease in costs was due to the reduction of the average outstanding balance due to the conversion of our term loan into a fully revolving facility, with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023, and the remaining 50% being converted during the three months ended March 31, 2024. The current flexibility of our revolving facilities, with only $22.5 million drawn down as of September 30, 2024, has minimized the impact of the elevated interest rate environment. Amortization of deferred finance fees for the nine months ended September 30, 2024 was $0.9 million, consistent with $0.9 million for the nine months ended September 30, 2023.

Gain on Extinguishment. Gain on extinguishment for the nine months ended September 30, 2024 was $1.4 million, an increase of $1.4 million from $0 for the nine months ended September 30, 2023. As a result of the early prepayment of the finance lease related to the exercises of the vessel purchase options for the Ardmore Seawolf and Ardmore Seahawk, we recorded a gain on extinguishment of $1.4 million for the nine months ended September 30, 2024. We recorded no corresponding gain or loss on extinguishment for the nine months ended September 30, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As of September 30, 2024, we had $268.5 million in liquidity available with cash and cash equivalents of $47.6 million (December 31, 2023: $46.8 million) and amounts available and undrawn under our revolving credit facilities of $220.9 million (December 31, 2023: $221.2 million).

We believe that our working capital, together with expected cash flows from operations, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, quarterly preferred and common stock cash dividends, interest rate swap settlements, scheduled repayments of long-term debt, as well as funding our other working capital requirements. In addition, on November 4, 2024, we delivered a notice of redemption with respect to 10,000 shares of our Series A Preferred Stock at a redemption value of $10.3 million, which equates to 103% of the liquidation preference per share, plus any accumulated and unpaid dividends.  The redemption is expected to occur in December 2024.

Our short-term and spot charters contribute to the volatility of our net operating cash flows, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, finance leases and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 3 (“Debt”) and 4 (“Leases”), respectively, to our unaudited interim condensed consolidated financial statements included in this report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets.  Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of September 30, 2024, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities and certain of our obligations related to finance leases typically require us to make interest payments based on the Secured Overnight Financing Rate (“SOFR”). Continuing high or increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, at times we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. We currently do not have any interest rate swaps in place.

The shares of our Series A Preferred Stock (described in Note 6) accrue cumulative dividends, and so long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on our shares of common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.

CASH FLOW DATA

Cash Flow Data for the Nine Months Ended September 30, 2024 and September 30, 2023

CASH FLOW DATA	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2024	September 30, 2023
Net cash provided by operating activities	$137,468	140,866
Net cash (used in) investing activities	$(29,881)	(18,643)
Net cash (used in) financing activities	$(106,818)	(122,032)

Cash provided by operating activities

For the nine months ended September 30, 2024, net cash provided by operating activities was $137.5 million compared to net cash provided by operating activities of $140.9 million for the nine months ended September 30, 2023. The movement in net cash provided by operating activities was primarily due to net income of $126.1 million for the nine months ended September 30, 2024 compared with $89.8 million for the nine months ended September 30, 2023, which included a gain on the sale of the Ardmore Seafarer of $12.3 million, and debt extinguishment of $1.4 million, offset by working capital changes, particularly receivables during the nine months ended September 30, 2024.

Cash (used in) investing activities

For the nine months ended September 30, 2024, net cash used in investing activities was $29.9 million. Net proceeds from the sale of the Ardmore Seafarer were $26.8 million, which were offset by payments for the acquisition of vessels and vessel equipment of $58.1 million, payments received for equity investments of $1.7 million and payments for other non-current assets of $0.3 million. For the nine months ended September 30, 2023, net cash used in investing activities was $18.6 million, primarily due to advances for ballast water and scrubber systems of $5.4 million, payments for vessels and vessel equipment of $12.1 million, as well as payments in relation to equity investments and other non-current assets of $1.2 million.

Cash (used in) financing activities

For the nine months ended September 30, 2024, net cash used in financing activities was $106.8 million. Revolver repayments totaled $91.2 million and proceeds from revolving credit facilities were $68.6 million. Repayments of finance leases were $42.3 million and payment of cash dividends on our shares of common stock was $37.5 million.. The dividend payment on shares of our Series A Redeemable Preferred Stock was $2.6 million. Repayments of long-term debt were $1.7 million, and payments for deferred finance fees were $0.2 million. For the nine months ended September 30, 2023, net cash used in financing activities was $122.0 million. Repayments of debt totaled $77.5 million, the payment of a common stock dividend on our shares of common stock was $40.5 million, the dividend payment on shares of our Series A Redeemable Preferred Stock was $2.5 million, and repayments of finance leases were $1.5 million.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of September 30, 2024 is as follows:

	For the Years Ending December 31,
	2024(1)	2025	2026	2027
Number of vessels in drydock (excluding in-water surveys)	—	10	—	1

We aim to continue staggering drydockings across the fleet. As our fleet matures, our drydocking expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

(1)    Three-month period ending December 31, 2024

Ballast Water Treatment Systems

As of September 30, 2024, we had ballast water treatment systems installed on all 22 owned vessels.

Scrubber System Installation

The installation schedule for scrubber systems on our vessels that were in operation as of September 30, 2024 is as follows:

	For the Years Ending December 31,
	2024	2025	2026	2027
Number of scrubber system installations	—	4	—	—

Scrubber system installations are timed to coincide with the drydocking schedule.

As of September 30, 2024, we had scrubber systems on nine of our owned vessels, with an additional four installations scheduled in 2025.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these estimates and assumptions during the nine months ended September 30, 2024.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, regarding risks which could materially affect our business, financial condition and results of operations.

Operational Risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydocking, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydocking and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets We also periodically consider and monitor the need for fuel hedging to manage the risk associated with the unpredictable and fluctuating nature of the price and supply of fuel.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and British Pound Sterling) and, as a result, there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the nine months ended September 30, 2024.

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure when we considered it economically advantageous to do so.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from and expense relating to spot voyage revenue, time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN AMRO and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As of September 30, 2024, our 26 vessels in operation (including four chartered-in vessels) were employed with 17 different charterers.

Inflation

Since 2022, inflation has been a significant factor in the global economy, and inflationary pressures have resulted in increased operating, voyage (including bunkers) and general and administrative costs. Although inflation has been moderating, inflationary pressures could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Geopolitical Factors

Please see “Significant Developments - Geopolitical Conflict” in this Report for information about risks to us and our business relating to the ongoing conflict in Ukraine and the Israel-Hamas war.

Ardmore Shipping Corporation

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2024 and September 30, 2023	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2024 and September 30, 2023	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity for the Three and Nine Months Ended September 30, 2024 and September 30, 2023	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2024 and September 30, 2023	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

As of September 30, 2024 and December 31, 2023

	As of
In thousands of U.S. Dollars, except as indicated	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	47,574	46,805
Receivables, net of allowance for bad debts of $2.2 million (2023: $1.6 million)	65,079	56,234
Prepaid expenses and other assets	3,901	4,348
Advances and deposits	4,635	6,833
Inventories	11,574	12,558
Total current assets	132,763	126,778

Non-current assets
Investments and other assets, net	9,690	11,186
Vessels and vessel equipment, net	550,416	524,044
Deferred drydock expenditures, net	14,512	12,022
Advances for ballast water treatment and scrubber systems	4,840	9,587
Deferred finance fees, net	3,003	2,835
Operating lease, right-of-use asset	7,589	4,499
Total non-current assets	590,050	564,173

TOTAL ASSETS	722,813	690,951

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	7,251	2,016
Accrued expenses and other liabilities	17,763	18,265
Deferred revenue	2,792	347
Accrued interest on debt and finance leases	—	939
Current portion of long-term debt	2,517	6,436
Current portion of finance lease obligations	—	2,029
Current portion of operating lease obligations	6,860	3,807
Total current liabilities	37,183	33,839

Non-current liabilities
Non-current portion of long-term debt	20,000	39,590
Non-current portion of finance lease obligations	—	41,614
Non-current portion of operating lease obligations	635	510
Other non-current liabilities	954	954
Total non-current liabilities	21,589	82,668

TOTAL LIABILITIES	58,772	116,507

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders’ equity
Common stock	440	433
Additional paid in capital	474,805	471,216
Treasury stock	(15,636)	(15,636)
Retained earnings	167,389	81,388
Total stockholders’ equity	626,998	537,401

Total redeemable preferred stock and stockholders’ equity	664,041	574,444

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	722,813	690,951

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

For the three and nine months ended September 30, 2024 and September 30, 2023

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except share and per share data	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue, net	96,118	86,940	323,745	297,099

Voyage expenses	(34,574)	(30,640)	(99,842)	(98,735)
Vessel operating expenses	(13,970)	(14,427)	(45,114)	(44,622)
Time charter-in
Operating expense component	(3,082)	(2,115)	(8,812)	(7,229)
Vessel lease expense component	(2,835)	(1,946)	(8,109)	(6,652)
Depreciation	(7,833)	(6,928)	(22,414)	(20,683)
Amortization of deferred drydock expenditures	(997)	(733)	(2,692)	(2,635)
General and administrative expenses
Corporate	(6,274)	(5,081)	(16,648)	(14,902)
Commercial and chartering	(1,212)	(1,087)	(3,296)	(3,310)
Gain on vessel sold	—	—	12,322	—
Unrealized losses on derivatives	(26)	—	(26)	(31)
Interest expense and finance costs	(1,103)	(2,998)	(5,673)	(8,687)
Gain on extinguishment	—	—	1,432	—
Interest income	226	418	1,382	1,263

Net Income before taxes	24,438	21,403	126,255	90,876

Income tax	(74)	(50)	(203)	(347)
(Loss) / gain from equity method investments	(220)	(150)	19	(730)
Net Income	24,144	21,203	126,071	89,799

Preferred dividends	(857)	(857)	(2,552)	(2,543)

Net Income attributable to common stockholders	23,287	20,346	123,519	87,256

Earnings per share, basic	0.55	0.49	2.96	2.12
Weighted average number of shares outstanding, basic	42,135,165	41,296,128	41,663,882	41,072,686
Earnings per share, diluted	0.55	0.49	2.93	2.09
Weighted average number of shares outstanding, diluted	42,362,193	41,754,259	42,096,610	41,742,364

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three and nine months ended September 30, 2024 and September 30, 2023

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net Income	24,144	21,203	126,071	89,799
Other comprehensive loss, net of tax
Net change in unrealized loss on cash flow hedges	—	(47)	—	(1,468)
Other comprehensive loss net, of tax	—	(47)	—	(1,468)

Comprehensive Income	24,144	21,156	126,071	88,331

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

For the three and nine months ended September 30, 2024 and September 30, 2023

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	earnings	TOTAL
Balance as of July 1, 2023	40	37,043	41,296	433	469,584	47	(15,636)	49,346	503,774
Issue of common stock	—	—	3	—	—	—	—	—	—
Share-based compensation	—	—	—	—	816	—	—	—	816
Changes in unrealized losses on cash flow hedges	—	—	—	—	—	(47)	—	—	(47)
Preferred dividend	—	—	—	—	—	—	—	(857)	(857)
Common dividends	—	—	—	—	—	—	—	(7,846)	(7,846)
Net income	—	—	—	—	—	—	—	21,203	21,203
Balance as of September 30, 2023	40	37,043	41,299	433	470,400	—	(15,636)	61,845	517,042

Balance as of July 1, 2024	40	37,043	41,842	438	472,910	—	(15,636)	160,002	617,714
Issue of common stock	—	—	170	2	(2)	—	—	—	—
Share-based compensation	—	—	—	—	1,896	—	—	—	1,896
Preferred dividend	—	—	—	—	—	—	—	(857)	(857)
Common dividends	—	—	—	—	—	—	—	(15,900)	(15,900)
Net income	—	—	—	—	—	—	—	24,144	24,144
Balance as of September 30, 2024	40	37,043	42,012	440	474,805	—	(15,636)	167,389	626,998

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Retained
In thousands of U.S. Dollars	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	earnings	TOTAL
Balance as of January 1, 2023	40	37,043	40,627	426	468,006	1,468	(15,636)	15,135	469,399
Issue of common stock	—	—	672	7	(7)	—	—	—	—
Share-based compensation	—	—	—	—	2,401	—	—	—	2,401
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	(1,468)	—	—	(1,468)
Preferred dividend	—	—	—	—	—	—	—	(2,543)	(2,543)
Common dividends	—	—	—	—	—	—	—	(40,546)	(40,546)
Net income	—	—	—	—	—	—	—	89,799	89,799
Balance as of September 30, 2023	40	37,043	41,299	433	470,400	—	(15,636)	61,845	517,042

Balance as of January 1, 2024	40	37,043	41,305	433	471,216	—	(15,636)	81,388	537,401
Issue of common stock	—	—	707	7	(7)	—	—	—	—
Share-based compensation	—	—	—	—	3,596	—	—	—	3,596
Preferred dividends	—	—	—	—	—	—	—	(2,552)	(2,552)
Common dividends	—	—	—	—	—	—	—	(37,517)	(37,517)
Net income	—	—	—	—	—	—	—	126,071	126,071
Balance as of September 30, 2024	40	37,043	42,012	440	474,805	—	(15,636)	167,389	626,998

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2024 and 2023

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2024	September 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	126,071	89,799
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,414	20,683
Amortization of deferred drydock expenditures	2,692	2,635
Share-based compensation	3,596	2,401
Gain on vessel sold	(12,322)	—
Amortization of deferred finance fees	862	913
Gain on extinguishment	(1,432)	—
Unrealized losses on derivatives	26	31
Operating lease ROU - lease liability, net	88	12
(Profit) / loss from equity method investments	(19)	730
Deferred drydock payments	(5,796)	(5,654)
Changes in operating assets and liabilities:
Receivables	(8,846)	29,052
Prepaid expenses and other assets	446	(541)
Advances and deposits	2,273	357
Inventories	983	823
Accounts payable	5,234	(153)
Accrued expenses and other liabilities	(308)	(313)
Deferred revenue	2,445	391
Accrued interest	(939)	(300)
Net cash provided by operating activities	137,468	140,866

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	26,829	—
Payments for acquisition of vessels and vessel equipment, including deposits	(58,056)	(12,079)
Advances for ballast water treatment and scrubber systems	—	(5,353)
Payments for other non-current assets	(304)	(69)
Proceeds / payments for equity investments	1,650	(1,142)
Net cash (used in) investing activities	(29,881)	(18,643)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	68,585	—
Repayments of long term debt	(1,678)	(77,480)
Repayments on revolving facilities	(91,194)	—
Repayments of finance leases	(42,262)	(1,463)
Payments for deferred finance fees	(200)	—
Payment of common share dividends	(37,517)	(40,546)
Payment of preferred share dividends	(2,552)	(2,543)
Net cash (used in) financing activities	(106,818)	(122,032)

Net increase in cash and cash equivalents	769	191

Cash and cash equivalents at the beginning of the year	46,805	50,569

Cash and cash equivalents at the end of the period	47,574	50,760

Cash paid during the period for interest in respect of debt	3,842	6,858
Cash paid during the period for interest in respect of finance leases	1,500	2,796
Cash paid during the period for operating lease liabilities (offices)	489	625
Cash paid during the period for operating lease liabilities (time charter-in contracts)	10,888	10,145
Cash paid during the period for income taxes	90	368
Non-cash financing activity. Non cash conversion from term loan to revolving facility	44,100	—
Non-cash operating activity: ROU / lease liability increase in respect of time-charter extensions	7,327	—
Non-cash financing activity: Accrued preferred dividends	578	578
Non-cash investing activity. Movement in accruals during the period in respect of ballast water treatment systems and scrubber systems	194	(312)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.          General information and significant accounting policies

1.1.       Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively, the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of September 30, 2024, the Company had 22 owned vessels and four chartered-in vessels in operation. The average age of the Company’s owned fleet as of September 30, 2024 was 10.0 years.

1.2.       Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of September 30, 2024, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to a majority of the ASC fleet, and (c) a 10% equity stake, on a fully diluted basis, in Element 1 Corp (“E1”).

Ardmore Maritime Services (Asia) Pte, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.       Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that apply to interim condensed financial statements.

Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with U.S. GAAP. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2023 Annual Report on Form 20-F, filed with the SEC on March 15, 2024. The condensed consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. All intercompany balances and transactions have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

1.4.    Significant accounting policies

There have been no changes in the Company’s significant accounting policies during the three and nine months ended September 30, 2024 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2023. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2023.

2. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in E1, a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of E1 common stock, which warrants expired unexercised in June 2024. The Company’s total investment in E1 amounted to $9.2 million and, following expiration of the warrants, is allocated to investment in the ordinary shares based on their fair value as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323, Investments – Equity Method and Joint Ventures (“ASC 323”); prior to their expiration, the warrants were accounted for at their fair value in accordance with FASB Accounting Standards Codification ASC 321, Investments – Equity Securities.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1 and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver hydrogen delivery systems to the marine sector with each joint venture partner owning 33.33% of e1 Marine LLC. On May 24, 2024, the Company sold its 33.33% stake in e1 Marine for $1.65 million and recognized a gain of $0.5 million in the nine months ended September 30, 2024.

The Company records its share of earnings and losses in its equity investments on a quarterly basis. The Company recorded an investment of $9.0 million in Element 1 Corp., inclusive of transaction costs which is included in investments and other assets, net in the condensed consolidated balance sheet as of September 30, 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3. Debt

As of September 30, 2024, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 19 vessels as of September 30, 2024. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility (as defined below). These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as of September 30, 2024 and December 31, 2023 were as follows:

	As of
In thousands of U.S. Dollars	September 30, 2024	December 31, 2023
Nordea/SEB Revolving Facility	20,000	—
ABN/CACIB Joint Bank Facility	—	45,872
ABN/CACIB Revolving Facility	—	—
ABN AMRO Revolving Facility	2,517	932
Total debt	22,517	46,804
Deferred finance fees	—	(778)
Net total debt	22,517	46,026
Current portion of long-term debt	2,517	6,713
Current portion of deferred finance fees	—	(277)
Total current portion of long-term debt	2,517	6,436
Non-current portion of long-term debt	20,000	39,590

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
In thousands of U.S. Dollars	September 30, 2024
2024(1)	—
2025	2,517
2026	—
2027	20,000
2028	—
22,517

(1) Three-month period ending December 31, 2024

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea Bank AB (publ) (“Nordea”) and Skandinaviska Enskilda Banken AB (publ) (“SEB”) (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels financed under lease arrangements. Interest is calculated at a rate of SOFR plus 2.5%. The revolving facility may be drawn down or repaid with five days’ notice. The revolving credit facility matures in June 2027. As of September 30, 2024, $20.0 million of the revolving credit facility was drawn down with $126.7 million undrawn.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

3.      Debt (continued)

ABN/CACIB Joint Bank Term Loan and Revolving Credit Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO Bank N.V (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest is calculated at SOFR plus 2.5%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment. On June 15, 2023, the credit facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. On March 14, 2024, the credit facility was further amended to convert the entire term loan outstanding balance under the facility into the revolving credit facility. The revolving credit facility matures in August 2027. As of September 30, 2024, none of the revolving credit facility was drawn down with $81.7 million undrawn.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO (the “ABN AMRO Revolving Facility”) to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2025 with further options for extension. As of September 30, 2024, $2.5 million of the revolving credit facility was drawn down, with $12.5 million undrawn.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash. The remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of September 30, 2024 was $18.8 million;

●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in compliance with all of its long-term debt financial covenants as of September 30, 2024 and December 31, 2023.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.  Leases

On June 25, 2024, the Company repaid its remaining finance lease facility associated with two vessels. This repayment amounted to $41.0 million and marks the complete settlement of all outstanding obligations under this lease agreement. Following this repayment, the Company no longer has any financial liabilities related to this finance lease on its balance sheet.

The outstanding principal balances on the finance lease facility as of September 30, 2024 and December 31, 2023 were as follows:

	As of
In thousands of U.S. Dollars	September 30, 2024	December 31, 2023
CMBFL / Shandong	—	54,237
Finance lease obligations	—	54,237
Amounts representing interest and deferred finance fees	—	(10,594)
Finance lease obligations, net of interest and deferred finance fees	—	43,643
Current portion of finance lease obligations	—	2,151
Current portion of deferred finance fees	—	(122)
Non-current portion of finance lease obligations	—	42,177
Non-current portion of deferred finance fees	—	(563)
Total finance lease obligations, net of deferred finance fees	—	43,643

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMB Financial Leasing Co., Ltd  (“CMBFL”) / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2026, with options to extend up to 2029. On February 14, 2024, the Company gave notice to exercise its purchase options, for both the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements. The vessel purchases concluded on June 25, 2024, with the Company repaying its remaining finance lease facility associated with those two vessels.

Long Term Operating Leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and the Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months.  Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessees for the lessor to operate the vessel.  For time charters-in, the Company has elected to separate lease and non-lease components.

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

4.      Leases (continued)

On March 8, 2024, the Company exercised its option to extend the charter-in period for the Hansa Sealeader by an additional 12 months, starting from July 5, 2024. In April 2024, the Company exercised its options to extend the charter-in period for the Hansa Sealifter and Hansa Sealancer by an additional 12 months, starting from August 17, 2024 and September 1, 2024 respectively.

Short Term Lease

The Company entered into a short term lease agreement in September 2023 to charter-in a vessel for a period of 12 months with the option to extend for a further six months. The Company elected the practical expedient of FASB Accounting Standards Codification 842- Leases (“ASC 842”), which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the condensed consolidated statements of operations on a straight-line basis over the lease term. For office operating leases, the Company has elected to combine lease and non-lease components on the condensed consolidated balance sheets and statements of operations.

5.     Share-based Compensation

Stock appreciation rights (“SARs”)

Changes in the SARs for the nine months ended September 30, 2024 are set forth below in full numbers:

		Weighted average
	No. of SARs	exercise price
Balance as of January 1, 2024	176,360	$4.28
SARs granted during the nine months ended September 30, 2024	—	—
SARs exercised during the nine months ended September 30, 2024	(176,360)	$(4.28)
Balance as of September 30, 2024 (none of which are exercisable or convertible)	-	$-

Restricted stock units (“RSUs”)

Changes in the RSUs for the nine months ended September 30, 2024 are set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as of January 1, 2024	716,452	$8.65
RSUs granted during the nine months ended September 30, 2024	182,069	$17.97
RSUs vested during the nine months ended September 30, 2024	(531,753)	$(8.34)
RSUs forfeited during the nine months ended September 30, 2024	—	—
Balance as of September 30, 2024 (none of which are vested)	366,768	$13.73

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

The total cost related to non-vested RSU awards expected to be recognized through 2027 is set forth below in thousands of U.S. Dollars:

Period	TOTAL
2024(1)	$660
2025	1,929
2026	842
2027	122
$3,553
(1)	Three-month period ending December 31, 2024

6.     Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares respectively of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC.  The liquidation preference of the Series A Preferred Stock is $1,000.00 per share.  The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.  The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Series A Preferred Stock to Maritime Partners, the Company granted to Maritime Partners a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which profits interest distributions can only be made after the Company receives a return of its initial investment of $9.3 million. As the agreement includes a mandatory redemption date for the profits interest that is the tenth anniversary of the date of the agreement, it renders the profits interest as a liability which requires it to be marked to fair value each period with changes in the fair value recorded directly in earnings. The Company recorded a liability of $1.0 million, which is included in non-current liabilities in the condensed consolidated balance sheet as of September 30, 2024.

On November 4, 2024, the Company delivered a notice of redemption with respect to 10,000 shares of its Series A Preferred Stock at a redemption value of $10.3 million, which equates to 103% of the liquidation preference per share, plus any accumulated and unpaid dividends. The redemption is expected to occur in December 2024.

Ardmore Shipping Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and September 30, 2023

(Expressed in thousands of U.S. Dollars, except for shares and as otherwise stated)

7. Subsequent Events

Consistent with the Company’s variable dividend policy, the Board of Directors declared a cash dividend on November 6, 2024, of $0.18 per common share for the quarter ended September 30, 2024. The cash dividend of approximately $7.8 million will be paid on December 13, 2024, to all shareholders of record on November 29, 2024.